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                                                                    EXHIBIT 20.1

DUSA
INNOVATION IN PHOTODYNAMIC THERAPY
DUSA PHARMACEUTICALS, INC.(R)
FOR RELEASE AT 8:00 a.m.

                           DUSA PHARMACEUTICALS, INC.
                         ADOPTS SHAREHOLDER RIGHTS PLAN

WILMINGTON, MA. SEPTEMBER 30, 2002 - DUSA Pharmaceuticals, Inc. (NASDAQ NMS:
DUSA) announced today that the Board of Directors adopted a shareholder rights plan (the "Plan") at a special meeting of the Board of Directors on Friday, September 27, 2002. The Plan provides for the distribution of one right as a dividend for each outstanding share of common stock (the "Common Stock") of the Company to holders of record as of October 10, 2002. Each Right entitles shareholders to purchase one one-thousandths of a share of preferred stock at a purchase price of $37.00. The rights may be exercised only if a person or group either acquires or announces a tender offer to acquire 15% or more of the Company's outstanding common stock, or in the case of current shareholders who hold in excess of 15%, 20% of the outstanding common stock, or if a person or group is declared an Adverse Person, as such term is defined in the Plan. The rights may be redeemed by the Company at a redemption price of one one-hundredth of a cent per right until 10 days following the date a person acquires 15% or 20% or more, as the case may be, of the Company, or until such later date as may be determined by the Board.

Under the Plan, if a person or group acquires the threshold amount of the Common Stock, all holders of rights (other than the acquiring shareholder) may, upon payment of the purchase price then in effect, purchase shares of Common Stock having a value of twice the purchase price. In the event that the Company is involved in a merger or other similar transaction where it is not the surviving corporation, all holders of rights (other than the acquiring shareholder) shall be entitled, upon payment of the purchase price then in effect, to purchase common stock of the surviving corporation having a value of twice the purchase price. The rights will expire on October 10, 2012, unless previously redeemed. Also, the Board adopted certain amendments to the Company's Certificate of Incorporation consistent with the goals of the Plan.

Dr. Shulman stated, "While the Board is not aware of any takeover activity involving DUSA, we believe the new shareholder rights plan is appropriate given the current market environment. The Plan is designed to protect the long-term interests of all stockholders of DUSA Pharmaceuticals, Inc."

DUSA Pharmaceuticals, Inc. is a biopharmaceutical company engaged primarily in the development of Levulan(R) Photodynamic Therapy (PDT) and Photodetection (PD) for multiple medical indications. PDT and PD utilize light-activated compounds such as Levulan(R) to induce a therapeutic or detection effect. DUSA is a world leader in topically or locally applied PDT and PD. The Company maintains offices in Wilmington, MA, Valhalla, NY, and Toronto, Ontario.

Except for historical information, this news release contains certain forward-looking statements that represent our expectations and beliefs concerning future events and involve known and unknown risk and uncertainties. These forward-looking statements relate to whether the Rights will be exercised or redeemed and the belief that the Plan is appropriate and designed to protect shareholder interests. These statements are qualified by important factors which may cause actual results to differ materially from any future results, performance or achievements expressed or implied by the statements made. These factors include, without limitation, changing market and regulatory conditions, actual clinical results of our trials, the impact of competitive products and pricing, the timely development, FDA and foreign regulatory approval, and market acceptance
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of our products, reliance on third-parties for the production, manufacture, sales and marketing of our products, and the maintenance of our patent portfolio, none of which can be assured, and other risks identified in DUSA's SEC filings from time to time.

For further information contact: D. GEOFFREY SHULMAN, MD, President & CEO or SHARI LOVELL, Director, Shareholder Services Tel: 416.363.5059 Fax 416.363.6602 or visit www.dusapharma.com.